FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2004

VIDÉOTRON LTÉE
 (Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

        Form 20-F |X|     Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

        Yes |_|     No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g 3-2(b): 82-____________.]

VIDÉOTRON LTÉE Filed in this Form 6-K Documents index

1.	Unaudited Consolidated Financial Statements of Vidéotron ltée for the quarter ended June 30, 2004; and Report to bondholders (Management Discussion and Analysis for the quarter ended June 30, 2004).

QUARTERLY REPORT 2004 FISCAL YEAR

VIDÉOTRON LTÉE

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Six-Month Period

January 1st 2004 – June 30, 2004

August 18, 2004

VIDÉOTRON LTÉE Interim Consolidated Financial Statements (Unaudited) Six-month periods ended June 30, 2003 and 2004

Financial Statements

Highlights	2

Management’s discussion and analysis	3 - 10

Interim Consolidated Statements of Operations	11

Interim Consolidated Statements of Shareholder’s Equity	12

Interim Consolidated Balance Sheets	13

Interim Consolidated Statements of Cash Flows	14

Notes to Interim Consolidated Financial Statements	15
- 1 -

Highlights

FINANCIAL STATISTICS

	For the three-month period ended		For the six-month period ended
(in thousands of Canadian dollars)	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004
	(Restated)		(Restated)
Revenues	$198,523	$210,463	$393,532	$419,117
Operating income	69,387	91,122	134,498	163,786
Depreciation and amortization	29,178	33,161	58,069	63,315
Net income	23,803	35,258	43,064	59,601
Cash flows from operating activities	49,136	71,722	34,308	98,234
Acquisition of fixed assets	20,232	30,451	37,291	62,482

CUSTOMER STATISTICS

Home passed (1)			2,337,389	2,365,817

Cable

Basic Cable Customers (2)			1,412,110	1,428,556
% Penetration (3)			60.4%	60.4%
Basic Cable, Net losses	(20,668)	(8,542)	(28,074)	(4,704)

Digital Cable Customers			195,257	288,606
% Penetration (4)			13.8%	20.2%
Digital Cable, Net additions	11,988	14,319	23,632	47,743

Internet Access

Dial up			34,677	26,125
Dial up, Net losses	(4,529)	(719)	(8,947)	(2,696)

Cable Modem			351,956	446,574
% Penetration (3)			15.1%	18.9%
Cable Modem, Net additions	18,053	13,651	46,902	40,297

(1)	Homes passed are number of living units, such as residential homes, apartments and condominium units, passed by the cable television distribution network in a given cable system service area to which we offer the named service.

(2)	Basic customers are customers who received basic cable service, including analogue and digital customers.

(3)	Represents customers as a percentage of homes passed.

(4)	Represents digital customers as a percentage of basic customers.

- 2 -

MANAGEMENT’S DISCUSSION AND ANALYSIS

Certain statements in this report may constitute forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. Words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “projects” and other words or similar expressions are intended to identify forward-looking statements. These forward-looking statements involve significant risks, uncertainties and assumptions and are subject to change upon various factors, including economic conditions, competition, emerging technologies, regulation and other, many of which are beyond our control. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary materially from those as described herein. Any forward-looking statement speak only as of the date on which it was originally made and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This analysis should also be read in conjunction with the Management’s Discussion and Analysis included in our December 31, 2003 Form 20-F Report and our Annual Consolidated Financial Statements and the Notes thereto.

General

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and accounting principles generally accepted in the United States, or U.S. GAAP, see note 7 to our interim consolidated financial statements included in this report.

As calculated in our interim consolidated financial statements, operating income for us means earnings before depreciation and amortization, financial expenses, other items (consisting primarily of restructuring charges), income taxes, and non-controlling interest in a subsidiary. Operating income is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. We use operating income because management believes that it is a meaningful measure of performance commonly used in the cable industry and by the investment community to analyze and compare companies. It also facilitates year-over-year comparison of results, since operating income excludes, among other things, unusual items that are not readily comparable from year to year. Our definition of operating income may not be identical to similarly titled measures reported by other companies. Operating income margin is operating income as a percentage of operating revenues.

Significant changes

On January 16, 2004, Vidéotron (1998) Ltée, our subsidiary, contracted a subordinated loan of $1.1 billion from Quebecor Média Inc. This subordinated loan bears interest at 10.75% per annum and matures on January 16, 2019. On the same day, Vidéotron (1998) Ltée invested the whole proceeds of $1.1 billion into 1,100,000 preferred shares, Series D of Quebecor Média Inc. These shares carry the right to receive an annual dividend of 11% payable in June and December of each year. This transaction was effected to improve the tax consolidation of Quebecor Média Inc. and its subsidiaries.

Changes in accounting principles

In 2004, we revised and adopted accounting policy for the timing of revenue and expense recognition regarding the connection fees based on the Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract 141 and 142. We chose to adopt the new policy prospectively without restatement of prior period.

Effective January 1st, 2004 the connection fees revenues are now deferred and recognized as revenues over 30 months, such as the estimated average period that customers are expected to remain connected to the network. The incremental and direct costs related to the connection fees, in an amount not exceeding the revenue, are also deferred and recognized as an operating expense over the same 30-month period. Previously, the connection fees and the incremental and direct costs were recognized immediately in the operating revenues and expenses. This change in accounting policy had no effect on operating income and net income. As of June 30, 2004, $4.6 million of revenues and expenses has been deferred in relation to this accounting change.

Second Quarter ended June 30, 2004

Revenues

Consolidated operating revenues for the second quarter ended June 30, 2004 were $210.5 million, compared to $198.5 million for the same period in 2003, an increase of $12.0 million or 6.0%.

Cable television revenues for the second quarter ended June 30, 2004 increased by $2.2 million, or 1.6%, as compared to the same period in 2003. The increase would have been $6.0 million or 4.3% if we exclude the impact of the change in accounting policy. This growth was primarily a result of higher number of basic cable customers, the sale of more lucrative packages and the price increases we gradually implemented beginning March 1st 2004, which was partially offset by the decline in customers equipment rental revenues. The second quarter of 2004 was our first quarter of decrease over the last year with a net decline of 8,542 basic cable customers to reach a total of 1,428,556 customers. This was our best performance for the last five years in a second quarter seasonally impacted by Quebec’s tradition where most apartment leases end June 30. This compares to a decrease of 20,668 customers during the same period in 2003 for a total of 1,412,110 customers at the end of June 2003. We increased the number of digital customers by 14,319, or 5.2%, to 288,606 in the second quarter of 2004 compared to 11,988, or 6.5%, to 195,257 for the second quarter of 2003.

Internet revenues for the second quarter ended June 30, 2004 increased by $8.0 million, or 17.6%, as compared to the same period in 2003. The increase would have been $8.8 million or 19.4% if we exclude the impact of the change in accounting policy. This growth was due to a higher number of high-speed Internet customers in the second quarter 2004 compared to the same period last year, along with price increases that we gradually implemented beginning in March 2004. We increased the number of our high-speed Internet customers by 13,651, or 3.2%, to 446,574 in the second quarter of 2004 compared to 18,053, or 5.4%, to 351,956 for the second quarter of 2003.

Average revenue per customer per month (ARPU) increased to $45.29 for the second quarter ended June 30, 2004, from $43.25 for the same period in 2003, representing a 4.7% increase. This growth is due to price increases and higher number of customers in both cable television and internet services. The ARPU would have been $46.36, or a 7.2% increase if we exclude the impact of the change in accounting policy.

Revenues from video stores for the second quarter of 2004 increased by $1.0 million, or 11.4%, as compared to the same period in 2003. This growth was due to strong performance of the video game stores, higher revenues from retail sales and rentals, and the positive impact of higher royalties and annual fees.

Other revenues, which consisted mainly of the sale of customers equipment, were $5.7 million in the second quarter of 2004 compared to $5.0 million in the same period in 2003, an increase of $0.7 million. This growth was due to higher volume of sales of digital terminals, offset by higher discounts given to long-term customers of those terminals.

Direct Costs and Operating, General and Administrative Expenses

Direct costs increased by $1.9 million, or 3.3%, to $59.0 million for the second quarter ended June 30, 2004 from $57.1 million for the same period in 2003. This increase is mainly due to higher volume of sales of set-top boxes to digital cable customers, partially offset by lower cost of this equipment. Direct costs for cable television services for the second quarter of 2004, which consist of programming costs, were higher than for the same period in 2003 due to an increase in the number of our digital customers. Direct costs for Internet access for the second quarter 2004 were lower than for the same period in 2003 due to a significant reduction in bandwidth and transportation costs, which was partially offset by the higher volume resulting from an increased number of Internet access customers.

Operating, general and administrative expenses decreased by $11.8 million, or 16.4%, to $60.3 million for the second quarter of 2004 from $72.1 million for the same period in 2003. Lower operating expenses in the second quarter ended June 30, 2004, resulted mainly from the fact that Canada’s Supreme Court ruled on June 30, 2004 that Internet service providers are not liable for copyrights. Therefore, we reversed a provision of $4.7 million in the second quarter 2004. The decrease was also due to a reduction on bad debts expense and the deferral of $4.6 million of connection incremental and direct costs due to the adoption of the aforementioned new accounting policy.

Operating Income

Operating income for the second quarter ended June 30, 2004 was $91.1 million, compared to $69.4 million for the same period in 2003, representing an increase of $21.7 million, or 31.3%. Operating income margin increased to 43.3% for the second quarter 2004 from 35.0% for the same period in 2003. Subsidy on customer equipments amounted to $5.4 million in the second quarter ended June 30, 2004, or 2.6% of sales, compared to $5.4 million, or 2.7% of sales in the same quarter in 2003.

Depreciation and Amortization

Depreciation and amortization expenses for the second quarter of 2004 were $33.2 million, an increase of $4.0 million, or 13.7%, from $29.2 million for the same period in 2003. This increase was attributable to ongoing capital expenditures required to support an increased number of Internet access customers, network extensions and maintenance capital. We also revised the useful life of digital cable set-top boxes from 10 years to 7 years, which cause additional amortization for $2.4 million in the second quarter 2004.

Financial Expenses, Dividend Income and Other Items

Financial expenses for the second quarter 2004 were $49.0 million, as compared to $7.0 million for the same period in 2003, an increase of $42.0 million. The increase was attributable to a foreign exchange loss of $3.3 million on US dollar-denominated long-term debt as compared to a gain of $7.9 million, plus a gain of $2.7 on short-term monetary items in 2003. These additional charges were partially offset by lower interest expenses on long-term debt due to lower interest rates in 2004. We also paid $29.4 million of interest expense on the new $1.1 billion subordinated loan with the parent company, which was compensated by a $30.1 million dividend income related to the $1.1 billion investment in our parent company, Quebecor Média.

Other items for 2003 consisted of a $2.5 million reversal of the restructuring provision that had been taken in the fourth quarter of 2002.

Income taxes

Income taxes for the second quarter ended June 30, 2004 was $3.8 million, compared to $11.9 million for the same period in 2003, representing an effective tax rate of 9.7% compared to 33.3% in 2003, a decrease of 23.6% based on income before income taxes and non-controlling interest. This reduction is mainly due to the $1.1 billion tax consolidation transactions with Quebecor Média in which we receive non taxable dividends and pay deductible interests, partly offset by losses on foreign currency denominated debt compared to gains in 2003.

Six months ended June 30, 2004

Revenues

Consolidated operating revenues for the six months ended June 30, 2004 were $419.1 million, compared to $393.5 million for the same period in 2003, an increase of $25.6 million or 6.5%.

Cable television revenues for the six months ended June 30, 2004 increased by $4.3 million, or 1.5%, as compared to the same period in 2003. The increase would have been $8.1 million or 2.9% if we exclude the impact of the change in accounting policy. We realized a net reduction of 4,704 basic cable customers for the six months ended June 2004, compared to a decrease of 28,074 customers during the same period in 2003. We increased the number of digital customers by 47,743, or 19.8%, for the six months ended June 30, 2004 compared to 23,632, or 13.8% for the same period in 2003.

Internet revenues for the six months ended June 30, 2004 increased by $19.9 million, or 23.1%, as compared to the same period in 2003. The increase would have been $20.7 million or 24.0% if we exclude the impact of the change in accounting policy. We increased the number of our high-speed Internet customers by 40,297, or 9.9%, for the six months ended June 30, 2004 compared to 46,902, or 15.4%, for the same period in 2003.

Average revenue per customer per month (ARPU) increased to $45.21 for the six months ended June 30, 2004, from $42.56 for the same period in 2003, representing a 6.2% increase. The ARPU would have been $45.74, or a 7.5% increase if we exclude the impact of the change in accounting policy.

Revenues from video stores for the six months ended June 30, 2004 increased by $1.9 million, or 10.2%, as compared to the same period in 2003.

Other revenues, which consisted mainly of the sale of customers equipment, were $9.4 million for the six months ended June 30, 2004 compared to $9.9 million in the same period in 2003, a decrease of $0.5 million.

Direct Costs and Operating, General and Administrative Expenses

Direct costs increased by $6.6 million, or 5.6%, to $124.4 million for the six months ended June 30, 2004 from $117.8 million for the same period in 2003. This increase is mainly attributable to higher programming costs due to an increase in the number of our digital customers. This addition of new customers also had a direct impact on the costs of sales of set-top boxes, partially offset by a lower cost of this equipment and a significant reduction in bandwidth and transportation costs for the Internet access services.

Operating, general and administrative expenses decreased by $10.3 million, or 7.3%, to $130.9 million for the six months ended June 30, 2004 from $141.2 million for the same period in 2003 due to the deferral of $4.6 million of connection incremental and direct costs due to new accounting policy and the fact that Canada’s Supreme Court ruled on June 30, 2004 that Internet service providers are not liable for copyrights. Therefore, we reversed a provision of $4.7 million in the second quarter 2004.

Operating Income

Operating income for the six months ended June 30, 2004 was $163.8 million, compared to $134.5 million for the same period in 2003, representing an increase of $29.3 million, or 21.8%. Operating income margin increased to 39.1% for the six months ended in 2004 from 34.2% for the same period in 2003. Subsidy on customer equipments amounted to $19.8 million in the six months ended June 30, 2004, or 4.7% of sales, compared to $13.0 million, or 3.3% of sales in the same period in 2003.

Depreciation and Amortization

Depreciation and amortization expenses for the six months ended June 30, 2004 were $63.3 million, an increase of $5.2 million, or 9.0%, from $58.1 million for the same period in 2003. This increase was attributable to ongoing capital expenditures required to support an increased number of Internet access customers, network extensions and maintenance capital. We also revised the useful life of digital cable set-top boxes from 10 years to 7 years.

Financial Expenses, Dividend Income and Other Items

Financial expenses for the six months ended June 30, 2004 were $91.5 million, as compared to $18.2 million for the same period in 2003, an increase of $73.3 million. The increase was attributable to a foreign exchange loss of $4.5 million on US dollar-denominated long-term debt as compared to a gain of $18.0 million in 2003. We also paid $54.0 million of interest expense on the new $1.1 billion subordinated loan with the parent company, which was compensated by a $55.2 million dividend income related to the $1.1 billion investment in Quebecor Média, the parent company.

Other items for 2003 consisted of the reversal of $2.5 million of the revised restructuring provision that had been taken in the fourth quarter of 2002.

Income taxes

Income taxes for the six months ended June 30, 2004 was $4.6 million, compared to $17.7 million for the same period in 2003, representing an effective tax rate of 7.2% compared to 29.1% in 2003, a decrease of 21.9% based on income before income taxes and non-controlling interest. This decline is mainly due to tax consolidation transactions, partly offset by losses on foreign currency denominated debt compared to a gain in 2003.

Liquidity and Capital Resources

Operating activities

Cash provided by operating activities during the six months ended June 30, 2004 was $98.2 million, as compared to $34.3 million for the same period in 2003, an increase of $63.9 million. Cash flows from operations before changes in non-cash operating items, amounted to $145.0 million for the six months ended June 30, 2004 compared to $105.8 million for the same period in 2003. This $39.2 million increase is mainly due to improved revenues, a reduction in income taxes and a reduction in interest expense on long-term debt (excluding the subordinated debt for tax consolidation with Quebecor Média). Changes in non-cash operating items used $46.8 million in the six months ended June 30, 2004, as compared to $71.5 million for the same period in 2003, a decrease of $24.7 million. The variation in non-cash operating items is mainly due to the timing in the payments made to programming providers, suppliers and to affiliated companies.

Investing Activities

The total cash flows used by investing activities for the six months ended June 30, 2004 were $1,138.8 million as compared to $37.6 million for the same period last year, an increase of $1,101.2 million, due to the acquisition of preferred shares, Series D, of Quebecor Média Inc., the parent company. During the six months ended June 30, 2004 we invested $62.5 million in fixed assets compared to $37.3 million during the same period in 2003. This growth is mainly to increase the capacity of the Internet network in order to maintain and increase the quality of service due to higher Internet access customers and the increase in speed implemented at the beginning of the second quarter. The Company continued to focus on success driven capital spending and maintaining the network in very good condition.

Financing Activities

Cash flows generated from financing activities were $1,031.9 million in the six months ended June 30, 2004 as compared to $22.5 million used for the same period in 2003, an increase of $1,054.4 million. On January 16, 2004, we borrowed $1.1 billion in the form of a subordinated loan from our parent company, Quebecor Média, and used the whole proceeds of this loan to purchase 1,100,000 preferred shares, Series D of Quebecor Média. On March 24, 2003, we contracted a $150.0 million subordinated loan from our parent company and reduced our long-term credit facilities by the same amount. In 2004, we also paid $38.2 million in dividends to the parent company and made long-term debt mandatory repayments of $25.0 million.

As at June 30, 2004, the Company’s cash position amounted to $16.6 million compared to $11.7 million cash deficiency at the end of the same period in 2003.

Management believes that cash flows from operations and available sources of financing should be sufficient to cover cash requirements for capital investment, interest payments and mandatory debt repayment.

Subsequent Event

On May 21, 2004, Le SuperClub Vidéotron ltée (« Le SuperClub Vidéotron ») announced it had entered into a definitive agreement to purchase substantially all the assets of Jumbo Entertainment Inc. for a cash consideration of approximately $7.0 million. Jumbo Entertainment Inc. is a franchisor and operator of 105 video and video games rental stores across Canada. The transaction was approved by Jumbo’s shareholders on June 28, 2004 and was closed in July 2004.

Risks and Uncertainties

Competition is very intense in television services distribution. Our principal competitors include off-air television and providers of other entertainment, direct broadcast satellite, private cable, other cable distribution and wireless distribution. Competition is also intense in high-speed Internet access from digital subscriber line (DSL) technology.

The cable and Internet access industries are experiencing rapid and significant technological changes, which may result in alternative means of transmission and which could have a material adverse effect on our business, financial condition or results of operations. We may not be able to successfully compete with existing or newly developed alternative technologies or may be required to acquire, develop or integrate new technologies ourselves.

No material changes in main risk factors and uncertainties have occurred since December 31, 2003. For more details and descriptions of our risks and uncertainties, please refer to our 2003 Form 20-F Report and our 2003 Annual Financial Statements.

Regulation

We are subject to extensive government regulations mainly through the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both of which are administered by the Canadian Radio-television and Telecommunications Commission. Changes to the regulations and policies governing broadcast satellite services, the introduction of new regulations or policies or terms of license could have a material effect on our business, financial condition or results of operations.

VIDÉOTRON LTÉE Interim Consolidated Statements of Operations (Unaudited) Three-month and six-month periods ended June 30, 2003 and 2004 (in thousands of Canadian dollars)

	Three-month period ended		Six-month period ended
	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004
	(Restated)		(Restated)
Operating revenues:
Cable television	$ 139,254	$ 141,472	$ 279,027	$ 283,312
Internet	45,444	53,399	86,065	105,991
Video stores	8,824	9,858	18,550	20,460
Other	5,001	5,734	9,890	9,354

	198,523	210,463	393,532	419,117

Operating expenses:
Direct costs	57,076	59,049	117,821	124,394
Operating, general and
administrative expenses	72,060	60,292	141,213	130,937

	129,136	119,341	259,034	255,331

Operating income before the
undernoted	69,387	91,122	134,498	163,786

Depreciation and amortization	29,178	33,161	58,069	63,315

Financial expenses (note 2)	7,025	48,991	18,163	91,461

Dividend income from parent
company (note 4)	—	(30,084)	—	(55,210)

Other item	(2,500)	—	(2,500)	—

Income before income taxes
and non-controlling interest	35,684	39,054	60,766	64,220

Income taxes (note 3):
Current	1,237	1,261	2,727	(204)
Future	10,640	2,520	14,956	4,780

	11,877	3,781	17,683	4,576

	23,807	35,273	43,083	59,644

Non-controlling interest
in a subsidiary	4	15	19	43

Net income	$ 23,803	$ 35,258	$ 43,064	$ 59,601

See accompanying notes to unaudited interim consolidated financial statements. - 11 -

VIDÉOTRON LTÉE Interim Consolidated Statements of Shareholder’s Equity (Unaudited) Three-month and six-month periods ended June 30, 2003 and 2004 (in thousands of Canadian dollars)

	Common capital stock	Contributed surplus	Deficit	Total shareholder’s equity

Balance as at December 31, 2002	$ 1	$ 84,357	$(429,547)	$(345,189)

Conversion of 1 Series E preferred share
into 750,000 common shares	26,829	—	—	26,829

Excess of the preferred share retractable
value over the stated capital converted
into Class A shares	—	301,170	—	301,170

Conversion of 1 Series E preferred share
into 70,000 common shares	4,481	—	—	4,481

Net income	—	—	43,064	43,064

Balance as at June 30, 2003	31,311	385,527	(386,483)	30,355

Excess of purchase price over the carrying
value of the assets transferred by the parent
company	—	—	(2,000)	(2,000)

Issuance of shares	141,925	—	—	141,925

Transfer of tax deductions from a company
controlled by the ultimate company	—	3,382	—	3,382

Excess of consideration issued to the parent
company over the net book value of business
acquired	—	(26,699)	(76,437)	(103,136)

Net income	—	—	20,247	20,247

Dividend	—	—	(19,956)	(19,956)

Balance as at December 31, 2003	173,236	362,210	(464,629)	70,817

Excess of the preferred share retractable
value over the stated capital (note 6)	—	—	(1,660)	(1,660)

Net income	—	—	59,601	59,601

Dividend	—	—	(38,246)	(38,246)

Balance as at June 30, 2004	$173,236	$ 362,210	$(444,934)	$ 90,512

See accompanying notes to unaudited interim consolidated financial statements. - 12 -

VIDÉOTRON LTÉE Interim Consolidated Balance Sheets (Unaudited) As at December 31, 2003 and June 30, 2004 (in thousands of Canadian dollars)

	December 31, 2003	June 30, 2004
		(Unaudited)

Assets
Current assets:
Cash and cash equivalents	$ 28,329	$ 18,043
Marketable securities	23,130	—
Accounts receivable	69,088	81,095
Amounts receivable from affiliated companies	105	16
Income taxes receivable	6,535	10,701
Inventories	23,198	20,606
Prepaid expenses	6,938	17,670
Future income taxes	10,762	9,349

	168,085	157,480

Fixed assets	901,561	886,773
Goodwill	433,215	433,307
Deferred charges	17,302	16,430
Future income taxes	5,376	9,952
Investments (note 4)	66	1,100,066

	$ 1,525,605	$ 2,604,008

Liabilities and Shareholder’s Equity
Current liabilities:
Issued and outstanding cheques	$ 3,051	$ 1,450
Accounts payable and accrued liabilities	163,074	139,303
Amounts payable to affiliated companies	18,355	16,784
Deferred revenue	89,315	92,664
Income taxes payable	8,139	2,418
Current portion of long-term debt (note 5)	50,000	50,000

	331,934	302,619

Deferred revenue	—	2,972
Forward exchange contract	15,272	4,433
Future tax liabilities	118,202	126,145
Retractable preferred shares (note 6)	2,000	—
Long-term debt (note 5)	986,677	2,076,592
Non-controlling interest in subsidiaries	703	735

	1,454,788	2,513,496

Shareholder’s equity:
Common shares (note 6)	173,236	173,236
Contributed surplus	362,210	362,210
Deficit	(464,629)	(444,934)

	70,817	90,512

	$ 1,525,605	$ 2,604,008

Contingencies and guarantees (note 9) Subsequent event (note 10) See accompanying notes to unaudited interim consolidated financial statements. On behalf of the Board: - 13 -

VIDÉOTRON LTÉE Interim Consolidated Statements of Cash Flows (Unaudited) Three-month and six-month periods ended June 30, 2003 and 2004 (in thousands of Canadian dollars)

	Three-month period ended		Six-month period ended
	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004
	(Restated)		(Restated)
Cash flows from operating activities:
Net income	$ 23,803	$ 35,258	$ 43,064	$ 59,601
Adjustments for the following items:
Depreciation and amortization	30,784	33,482	63,335	63,958
Future income taxes	10,640	2,520	14,956	4,780
Non-controlling interest in a subsidiary	4	15	19	43
Loss on disposal of fixed assets	2,022	2,019	4,182	10,855
(Gain) loss on foreign
currency denominated debt	(7,900)	3,295	(18,033)	4,460
Other items	(1,469)	590	(1,757)	1,300

Cash flows from operations	57,884	77,179	105,766	144,997
Changes in non-cash operating items:
Accounts receivable	(8,450)	(15,204)	(6,358)	(12,007)
Current income taxes	168	60	480	(9,888)
Net amounts receivable and payable
from/to affiliated companies	8,584	415	(1,745)	(1,093)
Inventories	(11,734)	1,233	(8,964)	2,592
Prepaid expenses	(2,572)	(3,442)	(3,950)	(10,732)
Accounts payable and
accrued liabilities	(4,555)	6,152	(61,329)	(21,957)
Deferred revenue	9,811	5,329	10,408	6,322

	(8,748)	(5,457)	(71,458)	(46,763)

Cash flows from operating activities	49,136	71,722	34,308	98,234
Cash flows from investing activities:
Acquisition of fixed assets	(20,232)	(30,451)	(37,291)	(62,482)
Net change in deferred charges	(50)	4	(123)	(179)
Acquisition of goodwill	—	(92)	—	(92)
Proceeds on disposal of fixed assets
and investments	343	275	698	814
Acquisition of shares of parent company	—	—	—	(1,100,000)
Proceeds on disposal of marketable securities	—	6,281	—	23,131
Acquisition of non-controlling interest	—	—	—	(10)
Acquisition of Internet subscribers	(900)	—	(900)	—

Cash flows used in investing activities	(20,839)	(23,983)	(37,616)	(1,138,818)
Cash flows from financing activities:
Repayment of long-term debt	(44,305)	(12,500)	(223,916)	(25,000)
Increase in long-term debt	20,000	—	65,000	—
Financing costs on long-term debt	—	—	—	(1,195)
Increase in long-term intercompany
loan from parent company	—	—	150,000	1,100,000
Redemption of retractable preferred share-	—	—	—	(3,660)
Dividend to parent company	—	(23,922)	—	(38,246)
Recouponing fees and termination of swaps	(13,539)	—	(13,539)	—

Cash flows from (used in) financing
activities	(37,844)	(36,422)	(22,455)	1,031,899

Net change in cash and cash equivalents	(9,547)	11,317	(25,763)	(8,685)
Cash and cash equivalents at beginning of period	(2,120)	5,276	14,096	25,278

Cash and cash equivalents at end
of period	$(11,667)	$ 16,593	$ (11,667)	$ 16,593

Cash and cash equivalents are comprised of:
Cash and cash equivalents	$ 591	$ 18,043	$ 591	$ 18,043
Issued and outstanding cheques	(12,258)	(1,450)	(12,258)	(1,450)

	$(11,667)	$ 16,593	$ (11,667)	$ 16,593

See accompanying notes to unaudited interim consolidated financial statements. - 14 -

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements (Unaudited) Three-month and six-month periods ended June 30, 2003 and 2004

1.	Basis of presentation and accounting changes:

The Company is a distributor of pay-television services in the Province of Québec providing cable television and Internet access services. It also operates the largest chain of video stores in Québec.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited annual consolidated financial statements. These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and, therefore, should be read in conjunction with the December 31, 2003 audited consolidated financial statements and the notes below.

New accounting policies since previous year-end

(a)	Equipment subsidies and reconnection costs:

During the fourth quarter of 2003, the Company revised its accounting for the sale of equipment to subscribers and the accounting of the reconnecting costs. Up to the end of the third quarter of 2003, the costs of subsidies granted to the subscribers on the equipment sold were capitalized and amortized over a three-year period on a straight-line basis and the costs of reconnecting subscribers, which included material, direct labor, and certain overhead charges were capitalized to the fixed assets and depreciated over a three-year or a four-year period on a straight-line basis.

The Company changed its accounting principles to expense as they are incurred, the costs related to subscribers’ subsidies as well as the costs of reconnecting subscribers. These changes have been applied retroactively and had the following effects for the three-month and six-month periods ended June 30, 2003:

•	The operating revenues increased by $3.8 million and $7.8 million;

•	The direct and operating costs increased by $11.5 million and $23.5 million;

•	The depreciation expense decreased by $6.1 million and $12.4 million;

•	The income tax expense decreased by $0.6 million and by $0.6 million; and

•	The net income decreased by $1.0 million and $2.7 million.

- 15 -

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2003 and 2004

1.	Basis of presentation and accounting changes (continued):

New accounting policies since previous year-end (continued)

(b)	Revenue recognition and revenue arrangements with multiple deliverables:

In 2004, the Company revised and adopted an accounting policy for the timing of revenue and expense recognition regarding connection fees based on the CICA Emerging Issues Committee Abstracts 141 and 142. The Company chose to adopt the new policy prospectively without restatement of prior periods.

Effective January 1, 2004, the connection fees revenues are now deferred and recognized as revenues over 30 months, that is the estimated average period that subscribers are expected to remain connected to the network. The incremental and direct costs related to connection fees, in an amount not exceeding the revenue, are now deferred and recognized as an operating expense over the same 30-month period. Previously, the connection fees and the incremental and direct costs were recognized immediately in the operating revenues and expenses. This change in accounting policy had no effect on the amounts of reported operating income and net income. Deferred revenue and deferred charges increased by $4.6 million as of June 30, 2004.

- 16 -

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2003 and 2004

2.	Financial expenses:

	Three-month period ended		Six-month period ended
	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004
	(Restated)		(Restated)
Third parties:
Interest on
long-term debt	$ 15,144	$ 14,108	$ 34,400	$ 29,083
Write-off and
amortization of deferred
financing costs	686	321	3,097	643
Amortization of debt
premium and discount	(292)	(192)	(583)	(383)
(Gain) loss on foreign
denominated debt	(7,900)	3,295	(18,033)	4,460
(Gain) loss on foreign
denominated short-term
monetary items	(2,693)	376	(3,079)	443
Bank fees	336	415	674	781
Other interest and
penalty charges	63	100	63	345

	5,344	18,423	16,539	35,372

Interest income	(36)	(172)	(126)	(490)

	5,308	18,251	16,413	34,882

Parent company:
Interest expense	1,798	30,740	1,897	56,579
Interest income	(81)	—	(147)	—

	1,717	30,740	1,750	56,579

	$ 7,025	$ 48,991	$ 18,163	$ 91,461

- 17 -

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2003 and 2004

2.	Financial expenses (continued):

The interest paid in the three-month periods ended June 30, 2003 and 2004 amounted to $14.2 million and $58.6 million and in the six-month periods ended June 30 2003 and 2004 amounted to $38.1 million and $73.3 million, respectively.

3.	Income taxes:

The following schedule reconciles income taxes computed on the income before income taxes and non-controlling interest in a subsidiary according to the consolidated basic income tax rate and the effective income tax rate:

	Three-month period ended		Six-month period ended
	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004
	(Restated)		(Restated)
	(in thousands of Canadian dollars)
Income taxes based on
the consolidated federal
and provincial (Quebec)
basic income tax rate of
31.12% (2003 - 33.12%)	$ 11,819	$ 12,153	$ 20,126	$ 19,985
Federal large corporation
taxes	601	632	1,202	1,215
Foreign exchange (gain)
loss on foreign denominated
debt taxable at a lower rate	—	757	(2,583)	891
Non-taxable dividend from the
parent company	(549)	(9,326)	(549)	(17,115)
Reduction of enacted tax rate	(239)	—	(513)	—
Other	245	(435)	—	(400)

	$ 11,877	$ 3,781	$ 17,683	$ 4,576

Income taxes paid in the three-month periods ended June 30, 2003 and 2004 amounted to $0.9 million and $1.3 million and in the six-month periods ended June 30, 2003 and 2004 amounted to $1.8 million and $9.7 million.

- 18 -

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2003 and 2004

4.	Investments:

On January 16, 2004, Vidéotron (1998) Ltée, a subsidiary of the Company, contracted a subordinated loan of $1.1 billion from Quebecor Media Inc. (see note 5 (a)). On the same day, Vidéotron (1998) Ltée invested the whole proceeds of $1.1 billion into 1,100,000 preferred shares, Series D of Quebecor Media Inc. Those shares carrying the rights to receive an annual dividend of 11% are payable in June and December of each year. As at March 31, 2004, the dividend receivable amounted to $25.1 million and is accounted for in the amounts payable to affiliated companies.

5.	Long-term debt:

	December 31, 2003	June 30, 2004
	(in thousands of Canadian dollars)
Bank facility:
Term-loan C	$ 355,630	$ 330,630
Senior Secured First Priority Notes	100,615	102,949
Senior Notes	430,432	443,013
Subordinated loan - Quebecor Media Inc.	150,000	150,000
Subordinated loan - Quebecor Media Inc. (a)	—	1,100,000

	1,036,677	2,126,592

Short-term portion of the long-term debt	50,000	50,000

Long-term portion of the long-term debt	$ 986,677	$2,076,592

(a)	Subordinated loan to a subsidiary — Quebecor Media Inc.:

On January 16, 2004, Vidéotron (1998) Ltée, a subsidiary of the Company, contracted a subordinated loan of $1.1 billion from Quebecor Media Inc. This subordinated loan bears interest at 10.75% and is payable in June and December of each year. The obligations of the Company are subordinated in right of payment to the prior payment in full of all existing and future indebtedness of the Company under or in connection with the credit agreement. The holders of all other senior indebtedness of the Company will be entitled to receive payments in full of all amounts due on or in respect of all other existing and future senior indebtedness of the Company before the lender is entitled to receive or retain payment of principal. The interest owed to Quebecor Media Inc. as at June 30, 2004 totalled $6.0 million and is accounted for in the amounts payable to affiliated companies.

- 19 -

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2003 and 2004

5.	Long-term debt (continued):

Minimum principal payments on long-term debt in each of the next years are as follows:

(in thousands of Canadian dollars)

2005	$50,000
2006	50,000
2007	50,000
2008	152,949
2009	130,630
2010 and thereafter	1,693,013

6.	Share capital and retractable preferred shares:

	December 31, 2003		June 30, 2004

	Common shares	Retractable preferred shares	Common shares	Retractable preferred shares

	(in thousands of Canadian dollars)
Issued and paid:
11,174,813 common shares	$173,236	$—	$173,236	$—
1 preferred share, Series F	—	2,000	—	—
88,000 preferred shares,
Series G	—	—	—	—

	$173,236	$2,000	$173,236	$—

On January 16, 2004, Vidéotron Ltée issued 88,000 preferred shares, Series G, to Groupe de Divertissement Superclub Inc., the wholly-owned subsidiary of Le Superclub Vidéotron Ltée, for a total cash consideration of $88.0 million. Series G shares are eliminated upon consolidation.

On March 26, 2004, the Company redeemed the Series F preferred share, for an amount of $3.7 million. The excess of the consideration paid over the preferred share retractable value, in the amount of $1.7 million, has been charged to retained earnings.

- 20 -

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2003 and 2004

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which are different in some respects from those in the United States (“US”), as described below. The following tables set forth the impact of material differences between Canadian GAAP and US GAAP on the Company’s interim consolidated financial statements, including disclosures that are required under US GAAP.

Consolidated Statements of Operations for the:

	Three-month period ended		Six-month period ended
	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004

	(in thousands of Canadian dollars)

Net income for the period
based on Canadian GAAP	$23,803	$35,258	$43,064	$59,601

Adjustments:
Push-down basis
of accounting (i)	(3,865)	(1,934)	(5,230)	(3,869)
Development and
pre-operating costs (iii)	31	(12)	54	176
Accounting for derivative
instruments and
hedging activities (iv)	6,433	1,583	8,480	6,514
Income taxes (v)	(10)	3	(17)	(55)

Net income for the period
based on US GAAP	26,392	34,898	46,351	62,367

Other comprehensive loss (vi)
Accounting for derivative
instruments and hedging
activities (iv)	—	133	—	(5,180)

Comprehensive income based
on US GAAP	$26,392	$35,031	$46,351	$57,187

Accumulated other comprehensive
loss for the period	$—	$—	$—	$—

Accumulated other comprehensive
loss at beginning of period	$(314)	$(7,083)	$(314)	$(1,770)

Change in the period	—	133	—	(5,180)

Accumulated other comprehensive
loss at end of period	$(314)	$(6,950)	$(314)	$(6,950)

- 21 -

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2003 and 2004

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Shareholder’s Equity

As at

	December 31, 2003	June 30, 2004

	(in thousands of Canadian dollars)

Shareholder’s equity based on Canadian GAAP	$70,817	$90,512

Cumulative adjustments:
Push-down basis of accounting (i)	4,321,121	4,317,252
Goodwill impairment (ii)	(2,004,000)	(2,004,000)
Development and pre-operating costs (iii)	(446)	(270)
Accounting for derivative instruments and
hedging activities (iv)	(13,352)	(12,018)
Income taxes (v)	139	84
Pension and postretirement benefits (vii)	(927)	(927)

Shareholder’s equity based on US GAAP	$2,373,352	$2,390,633

(i)	Push-down basis of accounting

The basis of accounting used in the preparation of these financial statements under US GAAP reflects the push-down resulting from the acquisition on October 23, 2000 by Quebecor Media Inc. of the parent of each of the consolidated entities. Under Canadian GAAP, each entity has retained the historical carrying value basis of its assets and liabilities. The excess of the purchase price over the value assigned to the net assets of the Company at the date of acquisition has been allocated to goodwill and has been amortized, up to December 31, 2001, on the straight-line basis over 40 years.

- 22 -

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2003 and 2004

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(i)	Push-down basis of accounting (continued)

The principal adjustments, taking into account the final allocation of the purchase price finalized in the fourth quarter of 2001, to the historical consolidated financial statements of the Company to reflect Parent’s cost basis, were:

(a)	The carrying values of fixed assets were increased by $114.6 million;

(b)	The deferred charges related to financing fees and exchange losses on long-term debt have been written off to reflect the fair value of the assumed long-term debt, and further reduction in deferred charges was recorded for a total amount of $22.6 million;

(c)	Accrued charges increased by $40.3 million;

(d)	Future income tax liability increased by $24.9 million; and

(e)	The $4,360.5 million excess of parent’s cost over the value assigned to the net assets of the Company at the date of acquisition has been recorded as goodwill and $4,387.3 million was credited as contributed surplus.

(ii)	Goodwill impairment

The accounting requirements for goodwill under Canadian GAAP and US GAAP are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied, is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under US GAAP, an impairment loss recognized as a result of transitional goodwill impairment test is recognized as the effect of a change in accounting principles in the statement of operations above the caption “net income”.

(iii)	Development and pre-operating costs

Under Canadian GAAP, certain development and pre-operating costs, which satisfy specified criteria for recoverability, are deferred and amortized. Under US GAAP, these costs are expensed as incurred.

- 23 -

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2003 and 2004

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(iv)	Accounting for derivative instruments and hedging activities

The Company adopted, at the beginning of 2001, Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” as amended (SFAS 133), which establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value with changes in fair value recorded in the statement of operations, unless the instrument is effective and qualifies for hedge accounting. As of the adoption date, the Company did not hold any of these instruments. Under Canadian GAAP, derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged position. Furthermore, under Canadian GAAP, the change in foreign exchange rate on long-term foreign currency denominated instruments is recorded either as an asset or liability when hedge accounting is used. Under US GAAP, these changes are recorded in the statement of operations or other comprehensive income based on whether a hedging relationship has been established which qualifies as a hedging relationship under US GAAP.

(v)	Income taxes

This adjustment represents the tax impact of the US GAAP adjustments. Furthermore, under Canadian GAAP, income taxes are measured using substantially enacted tax rates, while, under US GAAP, measurement is based on enacted tax rates.

(vi)	Comprehensive income

Comprehensive income is presented in accordance with FAS No. 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of adjustments to shareholder’s equity and the accrued benefit liability, representing the excess of the accumulated pension benefit obligation as compared to the fair value of plan assets and to changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges.

- 24 -

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2003 and 2004

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(vii)	Pension and postretirement benefits

The accounting requirements for pension and postretirement benefits under Canadian GAAP and US GAAP are similar in all material respects. However, under US GAAP, if the accumulated benefit obligation exceeds the fair value of a pension plan’s assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded as a separate component of shareholder’s equity under the caption “other comprehensive income”.

(viii)	Operating income before the undernoted

US GAAP requires that depreciation and amortization and other items be included in the determination of operating income and does not permit the disclosure of subtotals of the amounts of operating income before these items. Canadian GAAP permits the subtotals of the amounts of operating income before these items.

(ix)	Consolidated Statements of Cash Flows

The disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash operating working capital items in the consolidated statement of cash flows is allowed by Canadian GAAP while it is not allowed by US GAAP.

(x)	Revenue recognition:

Under Canadian GAAP, hook-up revenues are deferred and amortized over the estimated average period that subscribers are expected to remain connected to the network; incremental and direct costs related to connection fees, in an amount not exceeding the revenue, are deferred and amortized over the same period. Under US GAAP, initial hook-up revenues are recognized as revenue to the extent of direct selling costs incurred. Only the excess of revenue is deferred and amortized over the estimated average period that subscribers are expected to remain connected to the system. Hook-up charges, excluding initial subscriber installation costs, which are capitalized and amortized, are expensed as incurred.

For the three and six-month periods ended June 30, 2004, this GAAP difference had no impact on net income.

- 25 -

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2003 and 2004

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

(xi)	Recent accounting pronouncements

The Financial Accounting Standards Board, or FASB, recently issued several new Statements and Interpretations. Statements and Interpretations recently issued by the FASB that are applicable to the Company have had little or no immediate effect. Those statements included No. 143. Accounting for Asset Retirement Obligations, No. 144, Accounting for the Impairment or Disposal of Long-Lived Asset, No. 145, Rescission of FASB Statements No. 4, 44 and 64, No. 146, Accounting for Costs Associated with Exit or Disposal Activities, Amendment of FASB, Statement No. 13 (Leases), and Technical Corrections; No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities and No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.

(xii)	Guaranteed debt

The consolidated information below has been presented in accordance with the requirements of the Securities and Exchange Commission for guarantor financial statements.

The Company’s Senior Notes due 2014 (note 5) are guaranteed by specific subsidiaries of the Company (the “Subsidiary Guarantors”). The accompanying condensed consolidated financial information as at December 31, 2003 and March 31, 2004 and the three-month periods ended March 31, 2003 and 2004 has been prepared in accordance with US GAAP. The information under the column headed “Consolidated Guarantors” is for all the Subsidiary Guarantors. Investments in the Subsidiary Guarantors are accounted for by the equity method in the separate column headed “Vidéotron Ltée”. Each Subsidiary Guarantor is wholly-owned by the Company. All guarantees are full and unconditional, and joint and several (to the extent permitted by applicable law).

The main subsidiaries included under the column “Subsidiary Guarantors” are Vidéotron TVN Inc., Vidéotron (1998) Ltée and Le Superclub Vidéotron Ltée and its subsidiary, Groupe de Divertissement Superclub Inc.

The “Non Subsidiary Guarantors” are CF Cable TV Inc., Vidéotron (Regional) Ltée, Télé-Câble Charlevoix (1977) Inc. and Société d’Édition et de Transcodage T.E. Ltée.

- 26 -

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2003 and 2004

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Balance Sheet

As at December 31, 2003

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

	(in thousands of Canadian dollars)
Assets
Current assets:
Cash and cash equivalents	$27,772	$89	$468	$—	$28,329
Marketable securities	22,100	—	1,030	—	23,130
Accounts receivable	63,125	5,464	499	—	69,088
Amounts receivable from affiliated
companies	86,109	127,157	335,968	(549,129)	105
Income taxes receivable	—	4,950	1,585	—	6,535
Inventories and prepaid expenses	14,615	14,881	640	—	30,136
Future income taxes	7,451	1,999	1,312	—	10,762

	221,172	154,540	341,502	(549,129)	168,085
Fixed assets	743,100	81,285	225,206	(489)	1,049,102
Goodwill	1,399,533	631,239	396,844	233,711	2,661,327
Deferred charges	12,117	407	3,435	—	15,959
Future income taxes	2,063	2,813	—	500	5,376
Investments	458,053	—	976	(458,963)	66

Total assets	$2,836,038	$870,284	$967,963	$(774,370)	$3,899,915

Liabilities and Shareholder’s Equity
Current liabilities:
Issued and outstanding cheques	$2,584	$416	$51	$—	$3,051
Accounts payable and accrued
liabilities	127,805	32,847	31,084	(27)	191,709
Amounts payable to a company under
common control	210,192	98,642	258,623	(549,102)	18,355
Deferred revenue and prepaid services	50,536	18,900	19,879	—	89,315
Income taxes payable	310	7,784	45	—	8,139
Current portion of long-term debt	50,000	—	—	—	50,000

	441,427	158,589	309,682	(549,129)	360,569

Retractable preferred shares	2,000	—	—	—	2,000
Future income taxes	123,138	4,763	47,373	—	175,274
Long-term debt	887,401	—	123,984	(23,368)	988,017
Non-controlling interest in a subsidiary	—	—	10	693	703

	1,453,966	163,352	481,049	(571,804)	1,526,563
Shareholder’s equity:
Capital shares	173,236	43,427	235,025	(278,452)	173,236
Contributed surplus	3,476,551	643,065	660,187	(25,369)	4,754,434
Deficit	(2,266,499)	20,440	(407,744)	101,255	(2,552,548)
Other comprehensive income	(1,216)	—	(554)		(1,770)

	1,382,072	706,932	486,914	(202,566)	2,373,352

	$2,836,038	$870,284	$967,963	$(774,370)	$3,899,915

- 27 -

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2003 and 2004

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

For the three-month period ended June 30, 2003

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

	(in thousands of Canadian dollars)

Revenues	$105,433	$59,812	$39,925	$(6,647)	$198,523

Direct cost	37,566	8,073	11,887	(450)	57,076

Operating and administrative expenses	39,066	24,077	14,263	(6,090)	71,316

Depreciation and amortization	20,217	7,833	4,310	(79)	32,281

Financial expenses	11,069	729	(7,454)	(3,895)	449

(Loss) income before the undernoted	(2,485)	19,100	16,919	3,867	37,401

Income taxes	(2,069)	7,332	5,837	(95)	11,005

	(416)	11,768	11,082	3,962	26,396

Share in the results of a company
subject to significant influence	2,352	—	(11)	(2,341)	—

Non-controlling interest	—	—	—	(4)	(4)

Net income	$1,936	$11,768	$11,071	$1,617	$26,392

- 28 -

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2003 and 2004

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

For the six-month period ended June 30, 2003

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

	(in thousands of Canadian dollars)

Revenues	$210,466	$116,328	$80,006	$(13,268)	$393,532

Direct cost	76,120	18,717	23,886	(902)	117,821

Operating and administrative expenses	76,271	46,280	29,355	(12,175)	139,731

Depreciation and amortization	40,647	15,215	8,577	(163)	64,276

Financial expenses	37,785	(10,293)	(13,483)	(4,612)	9,397

(Loss) income before the undernoted	(20,357)	46,409	31,671	4,584	62,307

Income taxes	(8,480)	16,244	8,175	(2)	15,937

	(11,877)	30,165	23,496	4,586	46,370

Share in the results of a company
subject to significant influence	6,459	—	27	(6,486)	—

Non-controlling interest	—	—	—	(19)	(19)

Net (loss) income	$(5,418)	$30,165	$23,523	$(1,919)	$46,351

- 29 -

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2003 and 2004

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

For the three-month period ended June 30, 2003

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

	(in thousands of Canadian dollars)

Cash flows from operating activities:
Net income	$1,936	$11,768	$11,071	$1,617	$26,392
Adjustments for:
Depreciation and amortization	20,861	8,419	4,234	(163)	33,351
Future income taxes	(2,409)	6,608	5,664	(95)	9,768
Gain (loss) on foreign denominated
debt	1,407	—	(9,095)	(212)	(7,900)
Other	(1,147)	2,050	459	2,146	3,508
Changes in non-cash operating
working capital	22,115	(26,576)	(8,215)	(3,357)	(16,033)

	42,763	2,269	4,118	(64)	49,086

Cash flows from investing activities:
Acquisition of fixed assets	(15,253)	(1,559)	(3,420)	—	(20,232)
Net change in deferred charges	—	—	—	—	—
Proceeds on disposal of fixed assets	—	343	—	—	343
Acquisition of internet subscribers	—	(900)	—	—	(900)
Other	249	—	87	(336)	—

	(15,004)	(2,116)	(3,333)	(336)	(20,789)

Cash flows from financing activities:
Increase in long-term debt	20,000	—	—	—	20,000
Repayment of long-term debt	(44,297)	—	(8)	—	(44,305)
Other	(13,539)	—	(400)	400	(13,539)

	(37,836)	—	(408)	400	(37,844)

Net (decrease) increase in cash	(10,077)	153	377	—	(9,547)

Cash and cash equivalents, beginning
of period	(1,664)	(672)	216	—	(2,120)

Cash and cash equivalents, end of period	$(11,741)	$(519)	$593	$—	$(11,667)

- 30 -

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2003 and 2004

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

For the six-month period ended June 30, 2003

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

	(in thousands of Canadian dollars)

Cash flows from operating activities:
Net income	$(5,418)	$30,165	$23,523	$(1,919)	$46,351
Adjustments for:
Depreciation and amortization	43,610	16,597	8,426	(163)	68,470
Future income taxes	(9,156)	14,603	7,765	(2)	13,210
Loss on foreign denominated
debt	—	—	(17,395)	(638)	(18,033)
Other	(5,171)	4,110	845	6,032	5,816
Changes in non-cash operating
working capital	1,171	(62,004)	(17,407)	(3,374)	(81,614)

	25,036	3,471	5,757	(64)	34,200

Cash flows from investing activities:
Acquisition of fixed assets	(28,514)	(2,829)	(5,948)	—	(37,291)
Net change in deferred charges	—	(15)	—	—	(15)
Proceeds on disposal of fixed assets	73	625	—	—	698
Acquisition of internet subscribers	—	(900)	—	—	(900)
Other	249	—	87	(336)	—

	(28,192)	(3,119)	(5,861)	(336)	(37,508)

Cash flows from financing activities:
Increase in long-term debt	215,000	—	—	—	215,000
Repayment of long-term debt	(223,901)	—	(15)	—	(223,916)
Other	(13,539)	—	(400)	400	(13,539)

	(22,440)	—	(415)	400	(22,455)

Net (decrease) increase in cash	(25,596)	352	(519)	—	(25,763)

Cash and cash equivalents, beginning
of period	13,855	(871)	1,112	—	14,096

Cash and cash equivalents, end of period	$(11,741)	$(519)	$593	$—	$(11,667)

- 31 -

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2003 and 2004

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Balance Sheet

As at June 30, 2004

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

	(in thousands of Canadian dollars)
Assets
Current assets:
Cash and cash equivalents	$13,450	$2,700	$1,893	$—	$18,043
Marketable securities	—	—	—	—	—
Accounts receivable	74,878	5,886	331	—	81,095
Amounts receivable from affiliated
companies	750,697	285,074	13,472	(1,049,227)	16
Income taxes receivable	25	8,896	1,780	—	10,701
Inventories and prepaid expenses	18,897	13,856	923	—	33,676
Future income taxes	7,500	537	1,312	—	9,349

	865,447	316,949	19,711	(1,049,227)	152,880

Fixed assets	734,149	68,899	225,385	(489)	1,027,944
Goodwill	1,399,533	631,331	396,844	233,711	2,661,419
Deferred charges	11,607	355	3,434	—	15,396
Future income taxes	—	10,084	—	(132)	9,952
Investments	419,096	1,126,791	166,034	(611,855)	1,100,066

Total assets	$3,429,832	$2,154,409	$811,408	$(1,427,992)	$4,967,657

Liabilities and Shareholder’s Equity
Current liabilities:
Issued and outstanding cheques	$1,334	$103	$13	$—	$1,450
Accounts payable and accrued
liabilities	116,721	19,463	23,218	(3)	159,399
Amounts payable to a company under
common control	134,057	765,495	166,460	(1,049,228)	16,784
Deferred revenue and prepaid services	50,383	21,148	19,505	—	91,036
Income taxes payable	134	1,642	642	—	2,418
Current portion of long-term debt	50,000	—	—	—	50,000

	352,629	807,851	209,838	(1,049,231)	321,087

Future income taxes	128,794	4,471	48,269	(630)	180,904
Long-term debt	871,349	1,100,000	126,803	(23,854)	2,074,298
Non-controlling interest in a subsidiary	—	—	—	735	735

	1,352,772	1,912,322	384,910	(1,072,980)	2,577,024

Shareholder’s equity:
Capital shares	261,236	196,558	165,025	(449,583)	173,236
Contributed surplus	3,475,775	619,105	660,963	(1,409)	4,754,434
(Deficit) retained earnings	(1,653,555)	(573,576)	(398,936)	95,980	(2,530,087)
Other comprehensive income	(6,396)	—	(554)	—	(6,950)

	2,077,060	242,087	426,498	(355,012)	2,390,633

	$3,429,832	$2,154,409	$811,408	$(1,427,992)	$4,967,657

- 32 -

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2003 and 2004

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

For the three-month period ended June 30, 2004

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

	(in thousands of Canadian dollars)

Revenues	$132,846	$69,751	$50,519	$(38,053)	$215,063

Direct cost	39,199	6,241	13,808	(199)	59,049

Operating and administrative expenses	53,838	27,966	21,004	(37,854)	64,954

Depreciation and amortization	20,320	11,315	4,661	—	36,296

Financial expenses	(6,000)	43,178	10,311	(148)	47,341

Dividend income from related companies	—	(32,553)	(4,512)	6,981	(30,084)

Income (loss) before the undernoted	25,489	13,604	5,247	(6,833)	37,507

Income taxes	7,547	(5,836)	931	(48)	2,594

	17,942	19,440	4,316	(6,785)	34,913

Share in the results of a company
subject to significant influence	2,316	—	20	(2,336)	—

Non-controlling interest	—	—	—	(15)	(15)

Net income (loss)	$20,258	$19,440	$4,336	$(9,136)	$34,898

- 33 -

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2003 and 2004

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

For the three-month period ended June 30, 2004

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

	(in thousands of Canadian dollars)

Cash flows from operating activities:
Net income (loss)	$20,258	$19,440	$4,336	$(9,136)	$34,898
Adjustments for:
Depreciation and amortization	20,576	11,314	4,660	—	36,550
Future income taxes	7,142	(6,473)	712	(48)	1,333
Loss on foreign denominated debt	—	—	3,244	51	3,295
Other	(6,184)	(7,469)	3,385	2,050	(8,218)
Changes in non-cash operating
working capital	13,896	(2,732)	(7,471)	110	3,803

	55,688	14,080	8,866	(6,973)	71,661

Cash flows from investing activities:
Acquisition of fixed assets	(14,253)	(18,883)	(8,467)	11,152	(30,451)
Net change in deferred charges	—	65	—	—	65
Acquisition of goodwill	—	(92)	—	—	(92)
Proceeds on disposals of fixed assets	424	10,737	266	(11,152)	275
Proceeds on disposal of
short-term investments	5,700	—	581	—	6,281

	(8,129)	(8,173)	(7,620)	—	(23,922)

Cash flows from financing activities:
Repayment of long-term debt	(12,500)	—	—	—	(12,500)
Dividends	(26,383)	(4,512)	—	6,973	(23,922)

	(38,883)	(4,512)	—	6,973	(36,422)

Net increase in cash	8,676	1,395	1,246	—	11,317

Cash and cash equivalents,
beginning of period	3,440	1,202	634	—	5,276

Cash and cash equivalents, end of period	$12,116	$2,597	$1,880	$—	$16,593

- 34 -

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2003 and 2004

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Operations

For the six-month period ended June 30, 2004

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

	(in thousands of Canadian dollars)

Revenues	$237,643	$138,643	$91,237	$(43,806)	$423,717

Direct cost	80,431	13,856	30,568	(461)	124,394

Operating and administrative expenses	87,625	59,703	31,672	(43,345)	135,655

Depreciation and amortization	40,779	19,355	9,257	—	69,391

Financial expenses	(4,144)	71,839	17,512	(393)	84,814

Dividend income from related companies	—	(59,631)	(8,281)	12,702	(55,210)

Income (loss) before the undernoted	32,952	33,521	10,509	(12,309)	64,673

Income taxes	8,458	(7,953)	1,758	—	2,263

	24,494	41,474	8,751	(12,309)	62,410

Share in the results of a company
subject to significant influence	4,852	—	58	(4,910)	—

Non-controlling interest	—	—	(1)	(42)	(43)

Net income (loss)	$29,346	$41,474	$8,808	$(17,261)	$62,367

- 35 -

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2003 and 2004

7.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

For the six-month period ended June 30, 2004

	Vidéotron Ltée	Subsidiary guarantors	Subsidiary non- guarantors	Adjustments and eliminations	Consolidated

	(in thousands of Canadian dollars)

Cash flows from operating activities:
Net income (loss)	$29,346	$41,474	$8,808	$(17,261)	$62,367
Adjustments for:
Depreciation and amortization	41,289	19,355	9,257	—	69,901
Future income taxes	7,671	(6,101)	897	—	2,467
Loss on foreign denominated debt	—	—	4,363	97	4,460
Other	(7,012)	2,286	3,750	4,360	3,384
Changes in non-cash operating
working capital	(109,764)	9,411	55,884	6	(44,463)

	(38,470)	66,425	82,959	(12,798)	98,116

Cash flows from investing activities:
Acquisition of fixed assets	(39,508)	(21,343)	(12,783)	11,152	(62,482)
Net change in deferred charges	—	(61)	—	—	(61)
Acquisition of goodwill	—	(92)	—	—	(92)
Proceeds on disposals of fixed assets	424	11,276	266	(11,152)	814
Proceeds on disposal of
short-term investments	22,100	—	1,031	—	23,131
Acquisition of shares
of parent company	—	(1,100,000)	—	—	(1,100,000)
Other	70,000	—	(70,010)	—	(10)

	53,016	(1,110,220)	(81,496)	—	(1,138,700)

Cash flows from financing activities:
Repayment of long-term debt	(25,000)	—	—	—	(25,000)
Financing cost on long-term debt	(1,195)	—	—	—	(1,195)
Increase in long-term intercompany
loan from parent company	—	1,100,000	—	—	1,100,000
Redemption of retractable preferred
shares	(3,660)	—	—	—	(3,660)
Dividends	2,237	(53,281)	—	12,798	(38,246)

	(27,618)	1,046,719	—	12,798	1,031,899

Net (decrease) increase in cash	(13,072)	2,924	1,463	—	(8,685)

Cash and cash equivalents,
beginning of period	25,188	(327)	417	—	25,278

Cash and cash equivalents, end of period	$12,116	$2,597	$1,880	$—	$16,593

- 36 -

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2003 and 2004

8.	Employee future benefits:

The following table presents the Company’s net benefit costs:

	Three-month period ended		Six-month period ended

	June 30, 2003	June 30, 2004	June 30, 2003	June 30, 2004

	(in thousands of Canadian dollars)

Net benefit costs	$1,157	$1,299	$1,456	$2,475

9.	Contingencies and guarantees:

(a)	In 1999, the purchaser of a business sold by the Company initiated an arbitration by which he claims an amount of $8.6 million as a reduction of the purchase price of the business. It is not possible at this stage to determine the outcome of this claim.

In November 2001, the Company terminated a sale service agreement with a supplier and is being sued for breach of contract for an amount of $4.7 million. It is not possible to determine the outcome of this claim.

On March 13, 2002, a legal action was initiated by the shareholders of a cable company against Vidéotron Ltée. They contend that Vidéotron Ltée did not respect its commitment related to a stock purchase agreement signed in August 2000. The plaintiffs are requesting compensations totalling $26.0 million. Vidéotron Ltée’s management believes that this action is not justified and intends to defend its case before the Courts.

In the normal course of its business, the Company is party to various claims and lawsuits. Even though the outcome of these various pending cases as at June 30, 2004 cannot be determined with certainty, the Company believes that their outcome will not have a materially adverse impact on its operating results or financial position.

(b)	Disclosure of guarantees:

In the normal course of its business, the Company enters into numerous agreements containing features that meet the AcG-14 criteria for a guarantee including the following:

Operating leases:

The Company has guaranteed a portion of the residual values of certain assets under operating leases for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease terms, is less than the residual value guaranteed, the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. As at June 30, 2004, the maximum exposure in respect of these guarantees is $7.4 million and no amount has been recorded in the financial statements.

- 37 -

VIDÉOTRON LTÉE Notes to Interim Consolidated Financial Statements, Continued (Unaudited) Three-month and six-month periods ended June 30, 2003 and 2004

9.	Contingencies and guarantees (continued):

(b)	Disclosure of guarantees (continued):

Guarantees under lease agreements:

A subsidiary of the Company has provided guarantees to the lessor of certain of the franchisees for operating leases, with expiry dates through 2008. If the franchisee defaults under the agreement, the subsidiary must, under certain conditions, compensate the lessor for the default. The maximum exposure in respect of these guarantees is $6.3 million. As at June 30, 2004, the subsidiary has not provided for any liability associated with these guarantees, since it is its present estimation that no franchisee will default under the agreement. Recourse against the sub-lessee is also available, up to the total amount due.

Guarantees related to the Senior Notes:

Under the terms of the indenture governing the Senior Notes, the Company is committed to pay any amount of withholding tax that could eventually be levied by any Canadian Taxing Authority on payments made to the lenders so that the amounts the lenders would receive are not less than amounts receivable if no taxes are levied. The amount of such guarantee is not limited and it is not possible for the Company to establish a maximum amount of the guarantee as it is dependent exclusively on future actions, if any, by the Taxation Authorities. Although no recourse exists for such liability, the Company has the right to redeem such long-term debt at their face value if such taxes were levied by the Canadian Taxing Authorities, thereby terminating the guarantee.

10.	Subsequent event:

In May 2004, a subsidiary of the Company, Le Superclub Vidéotron Ltée, entered into an agreement to buy the assets of Jumbo Entertainment Inc. for a price of approximately $7.0 million. The transaction was closed in July 2004.

- 38 -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDÉOTRON LTÉE (Signed) Yvan Gingras ———————————————— By: Yvan Gingras Executive Vice-President, Finance and Operations

Date: August 26, 2004